HiveMind

Technology Infrastructure Smart Cities B2C Social Impact

HiveMind markets mycelium that captures greenhouse gases to stop climate change

TECHHIVEMIND.COM ATLANTA





HiveMind has developed a proprietary mycelium blend that sequesters significant amounts of CO2 and other greenhouse gases. Our technology has been verified by Europe's top industrial process agency. We are completing a pilot project for Shell Oil Company installing green roofs inoculated with our mycelium on gas stations in London.

Joseph Kelly Director @ HiveMind

Why you may want to support us...

1. We sequestered 135 tons of CO_2 on a 500 square foot green roof.
2. We are in talks with Spain's largest oil company, Repsol, about a massive project.
3. Our founder was nominated for the "Nobel Prize for Sustainability", the Katerva Award, for the development of our mycelium technology.
4. We are launching a retail brand, NetZero, for Americans to sequester their carbon foot print in their lawn, garden, or urban lot.
5. We are in advanced talks with IKEA, Engie, France's largest utility, Crown Estate, the trust that manages the British Royal families' lands, CBRE, Kingspan, and a dozen others about adopting our mycelium technology.
6. Verra, South Pole, and other carbon offset companies are interested in licensing our technology to over 1,000 clients.
7. To date, our investors have been climate professionals, green tech angels, and clients. All understand the complexity of the climate challenge and the massive profits of a natural solution.

Why people love us



HiveMind is an innovative company utilizing a natural technology to pull carbon out of the atmosphere and into the soil.

Mike McCord
Owner of Community Foodscapes, Biome Designer for HiveMind



This is an innovative idea with true leadership using business for environmental betterment.

Drew Tulchin
Impact investor and Start-Up Entrepreneur



HiveMind is able to take a blend of mycelium, amplify a natural process, and literally pull greenhouse gasses out of the air and lock them in the dirt. Has anyone else proposed such an elegant solution to global warming?

Bryan D. Price, M.D.
Hopeful citizen of Earth



This team has propelled a distinct vision and secured meaningful contracts with major industry players. This science is promising and the team has the expertise to execute. If you care about mitigating climate change risks, then Hive Mind should be a serious investment candidate.

Jill Myers
Founder & CEO

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Joseph Kelly
Director
I have a thirty years track record of start ups that combine social justice with high technology.



Andrew Grieve
Director of UK Corporate Accounts (part-time)
Andrew Grieve has thirty years experience installing over one million square feet of green roofs.

in



Wayne Robarge
Soil Scientist
Soil scientist and professor of chemistry at North Carolina State University.

in



Michael McCord
Biome Developer
Mike McCord is the founder of Community Foodscapes, a permaculture-focused landscape firm.

in



Kylie Brown
Director of US Sales & Marketing
Kylie Brown has had an extraordinary career launching game changing and planet saving projects.

Some of our investors

WE'VE RAISED $304,000 FROM 379+ INVESTORS SINCE OUR FOUNDING



Drew Tulchin
Impact investor using the power of the business for good.

Kylie Brown
Kylie is a certified mushroom forager, neuromuscular therapist, and yoga instructor committed to building community and saving the planet

Jonathan Cloud
Climate Change Activist and Social Entrepreneur. Executive Director, Possible Planet — "Financing the Transition to a Clean Economy."



Drew Tulchin
Impact investor using the power of the business for good.

Warren Sander
Father, Husband, Lover of all people and this beautiful planet we live on!

Jacob Anderson
Chemical engineer in the petrochemical industry.

Dean Hawkey
I am a technical designer in the healthcare industry and part-time environmentalist and investor.

Gregory Bell
Senior IT Professional

Tomas Lorsch
Currently investing in psychedelics and climate change mitigation. Founder of an Artist Residency. OPM alumni from Harvard Business School

along with 370 other investors

In the news

Downloads

HiveMind Deck Clients.pdf
HiveMind White Paper.pdf

Catastrophic Climate Change Can be Stopped

Over one trillion tons of carbon has been released into the atmosphere. We need to take it all back out by 2050. HiveMind is the natural solution.



Every day, over 110,000 million tons of CO_2 is released into the atmosphere. That's the heat equivalent of six Hiroshima sized bombs exploding every second. We are bequeathing our children and grandchildren a planet unfit for human life.

HiveMind Has Two of the World's Top Ten Carbon Emitters as Clients

HiveMind's technology was developed over twelve years on a hundred sites in the U.S., U.K., and Europe. We believe we are the only proven natural biological method of sequestering CO_2, N_2O, and other greenhouse gases at global scale vetted by independent third parties. The worlds 7th largest CO_2 emitter, Cummins Diesel, adopted our technology in 2017, and Shell Oil ordered their first pilot in 2018 for completion in April, 2019. Shell is covering a gas station in London with a green roof inoculated with our mycelium and are considering HiveMind for global adoption to over 44,000 gas stations.

Cummins

The Trillion Dollar Drawdown Opportunity

The Drawdown Market is predicted to rise to $35 billion by 2025 and a staggering $100 billion by 2030. The Paris Agreement's first reporting is due in 2020 and many countries and companies are realizing they are coming up short by millions and even billions of tons of CO_2 and other greenhouse gases. Even if we stopped using fossil fuels today, the CO_2 in the atmosphere would stay there for thousands of years. The only way to make up that shortfall in the time frame available is through drawdown technology.


CO2
parts per million (ppm)
400,000 years
For centuries, atmospheric carbon dioxide had never been above this line
current level
1950 level
450 ppm
375 ppm
300 ppm
225 ppm
150 ppm
400,000
300,000
200,000
100,000
0
years before today
(0 = 1950)

Shell Oil is Considering HiveMind for Global Adoption



Royal Dutch Shell Oil has pledged to reduce their carbon footprint by 50% by 2050. Thats billions of metric tons of CO2 that needs to be drawdown. We are pitching Shell in April for possible global adoption to over 44,000 service stations covered with a green roof inoculated with our mycelium.

Traction with the World's Largest CO2 Emitters

We are in talks with dozens of governments, corporations, and utilities including IKEA, the Welsh government, the Crown Estate (they control the British Royal Families' land holdings), AFL Architects, CBRE, VERRA, South Pole, and too many others to list to adopt our mycelium technology at global scale.

engie by people for people®

IKEA®

Kingspan®

AFL architects

What's Next: Introducing NetZero Retail Brand

We are launching a retail brand, NetZero, that allows Americans to sequester their carbon footprint in their lawn, garden, or urban lot. It will be launched in June, 2019 and an investment in HiveMind will also fund our launch and scale up of NetZero.


ARE YOU NET ZERO?
carbon bank
how to use mycelium
1
2
3

Our Timeline



HiveMind develops proprietary blend of carbon capturing mycelium species for Chicago Green Roofs Program
2007
2012
HiveMind successfully bioremediates over a dozen radioactive sites throughout the Southwest using mycelium.
HiveMind competes and wins against 120 other companies to he Cummins drawdown 16.5 million tons of CO2.
2015
2016
HiveMind completes pilot problems for Cummins in the UK and German sequestering ove 100 metric tons CO2e.
Europe's number one industrial process, EEVS, verifies HiveMind's technology.
2017
2018
Weatherproofing Advisors wins UK license for HiveMind's technology and brings Shell Oil, Engie (France's largest utility), IKEA, CBRE, and many other Fortune 200 companies.
Shell Oil orders its first pilot for a green roof inoculated with our mycelium in London.
2018
HiveMind launches NetZero empowering Americans to sequester their own carbon footprint in their lawn, garden, or urban lot.

How We'll Use the Funds Raised

We will use funds from this raise to accomplish three key tasks vital to scale for the regional rollout for Shell in the UK. That rollout will gross us $600,000 and net $280,000 in 2019. It will also position us to be considered for global adoption by Shell to over 44,000 gas stations worldwide.

1.) Stockpile enough mycelium from laboratories to complete the Shell U.K. rollout and get us to cash flow positive. We will also develop a blend that can be deployed in tropical environments.

2.) Complete key hires such as putting our mycologist, soil scientist, and climatologist on retainer instead of hiring by the hour. Also hire a dedicated sales person, redesign both our corporate and retail websites, and hire a social media manager.

3.) Bring mycelium production in house with our own laboratory giving us better returns on our R & D, lowering our costs, and giving us greater control over our intellectual property rights.

Climate Change by the Numbers

800,000 years	300M years	1 Trillion
Current Highest Surface Temperature	Current Most Acidic Ocean Waters	Tons of CO2 to Be Drawdown by 2050

$35	$100	44,000 Stations
HiveMind's Cost to Drawdown a Ton of CO2.	Competitor's Cost to Drawdown a Ton of CO2	Shell's Global Adoption Scale

$2,500	$5,000,000
Profit Per Site	Projected Sales in 2020

HiveMind's Business Model & Revenue



HiveMind has three current and two new revenue streams.

1.) We sell licensing technology per country for one year for $25,000.

2.) We cost per project for Cummins Diesel with a range of $16,000 to $32,000.

3.) We cost per site for Shell at $2,500 and that allows us to scale up regionally and globally quickly.

4.) We are launching a retail brand called NetZero in June, 2019 that will allow Americans to sequester their carbon footprint in their lawn, garden, or urban lot.

5.) We are developing the One Gigaton Project to sequester over one million tons per site in the American midwest, amazon, and Himalayas.

Our margins are 44.5% so we have plenty of profits as we scale up.

Investor Q&A

– COLLAPSE ALL

What does your company do?

HiveMind has developed a proprietary mycelium blend that sequesters significant amounts of CO2 and other greenhouse gases. Our technology has been verified by Europe's top industrial process agency. We are completing a pilot project for Shell Oil Company installing green roofs inoculated with our mycelium on gas stations in London.

Where will your company be in 5 years?

Our mission is to be the first billion dollar carbon drawdown company. We did $200,000 worth of business with Cummins Diesel in 2018 and are on track to double that in 2019. We are also in talks with IKEA, France's largest utility, The Crown Estate, the entity that manages the British Family's properties, the Welsh government, and many others about adopting our technology.

What is HiveMind?

HiveMind markets a mycelium blend developed over twelve years and over a hundred sites in the US, UK, and Europe to sequester significant amounts of CO2 and other greenhouse gases. We are the only all natural drawdown solution verified by a third party to be effective in the field at sequestering over 100 tons of CO2 per site. We have two of the world's top ten carbon emitters as clients and are in talks with a dozen others.

What's the history of the company? Walk me through a timeline and your most prominent accomplishments so far.

HiveMind started twelve years ago based on the work of Paul Stamets to use mycelium to save the planet. Our first project was in conjunction with the Chicago Green Roofs Program to try to sequester CO2 using mycelium in conjunction with green roofs, lawns, and urban lots to try to sequester a total of 1,000 tons. We were successful and expanded into bioremediation in 2015 successfully cleaning up a dozen radioactive sites in the American Southwest using mycelium. In 2017 we were approached by Cummins Diesel and brought them on a client.

How do you make money?

We make money three ways: 1.) Regional scale projects through licensing agreements and third-party vendors with a set rate of between $5,000 and $10,000 with a minimum scope of 50 sites, 2.) Per project ranging from $15,000 to $31,500 depending on scope, 3.) Licensing agreements per country for $25,000 to $50,000. Our margins are between 42.5% and 48.5%

How will you acquire customers?

Through Marcella Navarro and Andrew Grieve we have access to over fifty of the Fortune 200 Companies and a dozen of the world's top CO_2 emitters.
Our UK partner, Weatherproofing Advisors, has been working with Fortune 200 companies installing green roofs for over thirty years. Since most are UK & European based they have carbon budgets and are looking for an effective, biological, method of drawdown that also gives them great PR.
We are currently in talks with IKEA, Engie (France's largest utility), the Welsh government, the Crown Estates (they manage the British royal families lands) CBRE, Kingspan, AFL Architects, and many others.

What customers are you targeting for the next year? How will you decide which customers to proceed with next?

How do you think about your customer acquisition strategy in terms of private industry vs. government?

Our primary focus is private industry with energy companies, construction and materials companies second followed by governments and utilities.

What type of IP rights do you have for your technology?

We use a proprietary blend of forty-two species of endomycorrhizae and ectomycorrhizae mycelium designed to help capture and sequester atmospheric carbon. We have a twelve-year lead and are the only company to our knowledge to sequester hundreds of tons of CO_2e (carbon dioxide equivalent) in the field. Though not currently protected by a biological patent it would be nearly impossible to replicate.

What did you do before HiveMind? What made you want to spend your time on this specific problem?

I have a thirty-year successful track record of pioneering cutting edge business with a social justice component. In the 90s, I worked with Tibetans in exile to launch an herbal tea company based on their formulas to be sold by Whole Foods. All profits were given to support the practice of traditional Tibetan culture in the Himalayas.
Since then I have continued to work on issues that create existential threats to society including nuclear proliferation and contamination and now climate change.

What do you understand about your business that others don't get?

That biological sequestration methods can store several orders of magnitude more carbon than mechanical ones, that using fossil fuels to capture CO_2 is chasing your own tail, and that we don't have ten years to scale up. Also, the solution shouldn't be as alienating as the problem: i.e. green spaces are better than giant air sucking fans.

How will the funds be used from this raise?

We will use funds from this raise to upgrade our mycologist, soil scientist, and climatologist from being paid per hour to monthly retainers, and key hires including a dedicated sales and marketing person. We are also launching a retail brand called NetZero and require a huge upgrade on our website, packaging, and social media. Finally, we want to bring mycelium production in-house so we can control quality and costs, conduct cutting edge R&D, and also scale up to service global supply chains.

How will investors get their money back?

We hope to do another larger round of fundraising within a year. If we are successful, investors would receive equity at a price better than our future financing round. For more information, please read Wefunder's general FAQ about earning returns and about earning a return under a SAFE.

Financials

HiveMind has financial statements ending February 20 2019. Our cash in hand is $45,000, as of February 2019. Over the three months prior, revenues averaged $12,005/month, cost of goods sold has averaged $14,500/month, and operational expenses have averaged $9,500/month.

At a Glance

Fiscal Year Ends December 30

$194,526 +83%
Revenue

$63,499 [32%]
Net Profit

$61,200
Short Term Debt

$214,000
Raised in 2019

$45,000
Cash on Hand
As of 02/20/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

HiveMind has developed a proprietary mycelium blend that sequesters significant amounts of CO_2 and other greenhouse gases. Our technology has been verified by Europe's top industrial process agency. We are completing a pilot project for Shell Oil Company installing green roofs inoculated with our mycelium on gas stations in London.

Our mission is to be the first billion dollar carbon drawdown company. We did $200,000 worth of business with Cummins Diesel in 2018 and are on track to double that in 2019. We are also in talks with IKEA, France's largest utility, The Crown Estate, the entity that manages the British Family's properties, the Welsh government, and many others about adopting our technology.

Milestones

Bee Consultants dba HiveMind LLC was incorporated in the State of Colorado in July 2016.

Since then, we have:

- We sequestered 135 tons of CO_2 on a 500 square foot green roof.
- We are in talks with Spain's largest oil company, Repsol, about a massive project.
- Our founder was nominated for the "Nobel Prize for Sustainability", the Katerva Award, for the development of our mycelium technology.
- We are launching a retail brand, NetZero, for Americans to sequester their carbon foot print in their lawn, garden, or urban lot.
- We are in advanced talks with IKEA, Engie, France's largest utility, Crown Estate, the trust that manages the British Royal families' lands, CBRE, Kingspan, and a dozen others about adopting our mycelium technology.
- Verra, South Pole, and other carbon offset companies are interested in licensing our technology to over 1,000 clients.
- To date, our investors have been climate professionals, green tech angels, and clients. All understand the complexity of the climate challenge and the massive profits of a natural solution.

Historical Results of Operations

Our company was organized in July 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 30, 2019, the Company had revenues of $194,525.89 compared to the year ended December 30, 2018, when the Company had revenues of $106,330.59. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 30, 2019, the Company had total assets of $13,024.07, including $524.07 in cash. As of December 30, 2018, the Company had $27,888.73 in total assets, including $23,428.73 in cash.
- *Net Income.* The Company has had net income of $63,498.60 and net income of $3,843.59 for the fiscal years ended December 30, 2019 and December 30, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $61,200 for the fiscal year ended December 30, 2019 and $60,000 for the fiscal year ended December 30, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $90,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Bee Consultants dba HiveMind LLC cash in hand is $20,005, as of February 2019. Over the last three months, revenues have averaged $15,000/month, cost of goods sold has averaged $4,500/month, and operational expenses have averaged $25,500/month, for an average burn rate of $15,000 per month. Our intent is to be profitable in 3 months.

Shell Oil ordered their pilot project in London and are looking at doing another 125 retrofits.

We expect to complete the Shell pilot, start on the retrofits, have a Scottish university vet the results, bring on several other Fortune 200 companies, and begin to be vetted as a carbon credit.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
33%

Gross Margin:
100%

Return on Assets:
488%

Earnings per Share:
$0.06

Revenue per Employee:
$64,842

Cash to Assets:
4%

Revenue to Receivables:
3,891%

Debt Ratio:
470%

HiveMind LLC Complete Financials 2019.pdf

HiveMind LLC 2020 Financial Numbers.pdf

HiveMind LLC Profit Loss January through December 2019.pdf

HiveMind LLC Balance Sheet as of December 31 2019 revised 3-11-20.pdf

Bee Consultants FIN.pdf

Risks

1. The carbon drawdown market is a cutting edge space and hence the risks to growth are uncertain.

2. Data on the total amount of carbon sequestered in temperate climates may not be replicable in tropical climates.

3. Mycelium is a living organism and thus can be killed or damaged in transport. Likewise the results vary by climate, conditions, etc.. so the total drawdown is not assured.

4. Real time testing of carbon capture is a relatively new field and significants of such data is needed to ensure that our technology is scaled globally.

5. Other drawdown technologies may be supported and subsidized by major players including the US government and may gain market dominance.

6. The long term efficacy of mycelium in closed environments is not well understood over decades and thus may pose a riskof failure.

7. marcella Naeverro is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

8. Andrew Grieve is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

9. Wayne Robarge is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

10. Michael McCord is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joseph Kelly	President @ HiveMind	2016

Officers

OFFICER	TITLE	JOINED
Joseph Kelly	President	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Joseph Kelly	1,000,000 Membership Interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
05/2019	$107,000	Convertible Note
05/2019	$107,000	Convertible Note
01/2018	$20,000	Loan
08/2018	$27,500	Loan
01/2017	$42,500	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
William Chinnock	01/01/2017	$42,500	$42,500	0.0%	06/01/2019	Yes
Bryan Price	01/01/2018	$20,000	$21,000	5.0%	04/10/2019	Yes
Drew Tulchin	08/01/2018	$27,500	$28,000	5.0%	04/30/2019	Yes

Related Party Transactions

None.

Use of Funds

$50,000 25% toward key hires including mycologist, 45% toward stockpiling mycelium for Shell scale up, 23% for R & D, 7% toward Wefunder.

$107,000 25% toward key hires including mycologist, 45% toward stockpiling mycelium for Shell scale up, 23% for R & D, 7% toward Wefunder.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Membership Interests	1,000,000	1,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

Join **554,312** investors who funded **371** startups with over **$132 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable NPR Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

About us

- Our Profile
- Jobs
- Press
- Blog
- Charter

Investors

- Getting Started
- Risks
- Earning Returns
- Funds
- Get $1000

Founders

- Raise Money
- FAQ
- Legal Primer
- Deals
- How to Raise Money

Say Hello

- hello@wefunder.com
- Twitter
- Facebook
- Instagram
- San Francisco

wefunder.com/hivemind/about is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.